512 YEONGDONGDAERO, GANGNAM-GU, SEOUL, 135-791, KOREA

TEL 822-3456-4217 FAX 822-3456-4299

August 25, 2014

Ms. Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Korea Electric Power Corporation
Form 20-F for the Year Ended December 31, 2013 Filed April 30, 2014 File No. 1-13372

Dear Ms. Thompson:

We are writing in response to your letter, dated August 7, 2014, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F filed with the Commission on April 30, 2014 with respect to the fiscal year ended December 31, 2013.

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Form 20-F for Year Ended December 31, 2013

General

1.	We have reviewed your response to comment one in our letter dated July 3, 2014. We note that, currently, only your Twenty Year 7.40% Amortizing Debentures due April 1, 2016 and your One Hundred Year 7.95% Zero-to-Full Debentures due April 1, 2096 remain subject to the Korea Development Bank (“KDB”) guarantee. We further note that the KDB guarantee for these two debt securities will expire on April 1, 2016. In future filings please disclose the following:

•	Please disclose that your Twenty Year 7.40% Amortizing Debentures due April 1, 2016 and your One Hundred Year 7.95% Zero-to-Full Debentures due April 1, 2096 are guaranteed.

•	Please disclose that the guarantee is from KDB and discuss the nature of your relationship with KDB.

•	Please disclose that the KDB guarantee is a registered security.

Securities and Exchange Commission	2	August 25, 2014

•	Please disclose that KDB is a Schedule B issuer that periodically files registration statements with the Securities and Exchange Commission. Also indicate that the registration statements include audited financial statements presented in accordance with Korean International Financial Reporting Standards.

•	Please disclose that the KDB guarantee expires on April 1, 2016 for both debt securities. Please clarify that the guarantee expires for the Twenty Year 7.40% Amortizing Debenture due to debt maturity while the guarantee expires for the One Hundred Year 7.95% Zero-to-Full Debentures due April 1, 2096 due to expiration of the put option period.

Please confirm to us that you will disclose these items in future filings. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 20-F.

Response:

In response to the Staff’s comment, we undertake to provide all of the requested disclosures in our future filings under Item 12 of Form 20-F substantially as follows:

“Of the six debt securities issued by us that are registered under the Exchange Act as set forth in the cover page of this annual report, two debt securities, namely Twenty Year 7.40% Amortizing Debentures due April 1, 2016 and One Hundred Year 7.95% Zero-to-Full Debentures due April 1, 2096, are guaranteed by Korea Development Bank.

Korea Development Bank, a policy bank for the Korean government, is 100% beneficially owned by the Korean government. Until the restructuring of Korea Development Bank by the Korean government in October 2009, Korea Development Bank directly owned a 29.94% equity interest in us, which equity interest was transferred to Korea Finance Corporation, another wholly-owned government entity formed as a result of the restructuring of Korea Development Bank. The voting rights in our equity interest held by Korea Development Bank or Korea Finance Corporation, respectively, were and are effectively exercised by the Korean government.

The guarantee by Korea Development Bank of our two above-mentioned registered debt securities is itself a security registered under the Securities Act. Korea Development Bank is a Schedule B issuer and it periodically files registration statements with the Commission. These registration statements typically include audited financial statements presented in accordance with the applicable generally accepted accounting principles, currently the Korean International Financial Reporting Standards.

Securities and Exchange Commission	3	August 25, 2014

The guarantee by Korea Development Bank of these two debt securities will each expire on April 1, 2016. The guarantee for the Twenty Year 7.40% Amortizing Debentures due April 1, 2016 will expire by reason of the maturity of such debentures, while the guarantee for the One Hundred Year 7.95% Zero-to-Full Debentures due April 1, 2096 will expire by reason of the expiration of a put option period applicable to such debentures in accordance with the terms of such debentures.”

Securities and Exchange Commission	4	August 25, 2014

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In connection with the above comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact myself at 822-3456-4217 or our external counsel, Jin Hyuk Park of Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger.

Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Baek, Seung-Jung
Name:	Baek, Seung-Jung
Title:	Executive Vice President and Chief Financial Officer